EXHIBIT 99.3

Appendix 1.18 - Compliance Direction de la Conformite AXA SA

Effective Date: December 1, 2025

Delegatee (Name, First Name, Title)	Effective Date of Delegation	Power A	Power B	Power C	Power D
WALLACE-BARNETT Andrew, Group Chief Compliance Officer	June 1, 2023	X (max. 500 KEUR)	X	X	X (max. 500 KEUR)

Description of Delegated Powers

For and on behalf of AXA, carry out the following acts and those which would be their direct consequence:

Power C - Beneficial Ownership Reporting

With the possibility to sub-delegate to a third party, represent AXA before any administrations, any regulatory and/or control authorities or any companies, in France or abroad, make any statements, do all that is required to establish and ensure respect of AXA's rights as part of the implementation of the "Beneficial Ownership Reporting" Group procedure regarding activities in relation with participation threshold crossing and associated regulatory activities of the AXA Group.

Delegant Information

Signature of the Delegant: Thomas Buberl, Chief Executive Officer

Original Delegation Deed: September 1, 2016

The signature of this appendix by a Delegatee expresses his/her acceptance of the terms and conditions of the Delegation of Powers granted to him/her, as from the delegation's effective date specified above, by the Delegant by virtue of the "Delegation of Powers" deed signed by Mr. Thomas Buberl on September 1, 2016 and such as amended or supplemented by this appendix, as the case may be.